 Filed by Fresh Vine Wine, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Amaze Software, Inc.

Date: December 19, 2024

Hats off to an AMAZE-ing year!

What an AMAZE-ing year!

2024 was filled with a lot of very cool developments here at Amaze. We had our heads down for much of the year, building out new partnerships, products, and strategies to help you turn your passion into profits.

Here are some of the big wins this year — and how a few of our Creators used these new features to increase their revenue.

Going Global With New Fulfillment Centers And Product Lines

There’s nothing worse than going to check out and realizing the cool product you want comes with a $100 international shipping cost. That’s why over the past few years we’ve been working hard to expand our global footprint for fulfillment. In 2024 we opened new fulfillment centers in India and Mexico, which means you can get products to your fans in these regions faster, and at more competitive prices. Local fulfillment also means products don’t have to go all over the world for different parts of the production, which slashes their environmental impact.

We also expanded the types of products that you can add to your catalog, and added dozens of new options. Now you can choose from 180+ different products, add your design, and launch it in minutes. 🚀 Plus, we partnered with Pietra to make it easy for Creators to turn their ideas into real-world custom products.

We also recognize that not everybody wants to order a physical product, which is why we introduced 20+ new digital product categories this month (just in time for the holidays ✨). The new digital products mean you can earn more sales, without worrying about shipping products around the world.

New Integrations And Partnerships For Easier Product Creation

We had two big wins inside of the Spring by Amaze platform this year.

The first is Store Drop, which is a powerful tool that allows you to integrate your Spring store into your existing website. Just add a little piece of code added to your website’s HTML (you don’t need a software engineering degree to do it!), and you can create a totally seamless shopping experience for your fans.

Another major development is our new integration with Adobe Express. This is a game-changer because it means you can design products right inside of Spring using the powerful Adobe Express platform, then list the product as soon as you’re happy with it. The best part is you can get started with any of the thousands of professionally-designed templates, and preview what your design will look like as a product, all without the help of a graphic designer. Talk about total confidence to create something your fans will love. 💪

Developing inside the platform is just the start though. It takes a village to build out great e-commerce experiences. We’ve built several strong partnerships, all designed to help Creators take their businesses to the next level. From AI powered tools to enhance your creativity, to technology to train your mind and boost your output, our partners are finding new ways to make your life easier. Plus, our  partnership with Pietra means you can bring any idea you have to life. If you want to build a custom product that’s not in our existing catalog, Pietra will help figure out a way to source it.

We’re looking ahead to the closing of our previously announced merger with Fresh Vine Wine in 2025, which opens up a whole new world of product possibilities. The future is looking pretty bright!

Creator Wins

None of the work we do matters if it doesn’t actually help Creators see success. We’re so proud of all of our Creators — and a few had major wins this year that are worth highlighting:

  Beach Reads & Bubbly launched her first custom collection in May. Her promotion strategy was a masterclass in generating buzz on Instagram, and she sold $250k worth of products during a two-week presale period.
  Don Marshall launched his annual calendar to huge demand. In just 14 days he sold 1871 units ($75k)!
  After the success of a previous plushie, TerminalMontage launched a custom plushie of his character Nabiu. He sold $67,000 worth of them in a 30-day presale - over 2500 units!

This is just a small sample of what’s possible. We’re looking for ways to help even more Creators get big wins in 2025!

Looking Forward to 2025

2024 was a big year, and we’re feeling so inspired by all of the Creators on our platform. It’s amazing to see the products you dream up, and even more amazing to see them out in the real world.

We built a lot of momentum this year, and in 2025 we plan to keep riding that wave. Our internal motto is to get 1% better every day, and we can’t wait to roll out the cool initiatives we have planned. Our goals are crystal clear: we want to help you develop deeper connections with your fans, and turn your passion into profits.

We can’t wait to see what you dream up next, and we’re here to support you on every step of the journey. 🎉 Here’s to a great year, and onto an even brighter one!

Forward-Looking Statements

This blog post contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements generally can be identified using words such as “anticipate,” “expect,” “plan,” “could,” “may,” “will,” “believe,” “estimate,” “forecast,” “goal,” “project,” and other words of similar meaning. These forward-looking statements address various matters including statements regarding the timing or nature of future operating or financial performance or other events. Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Among these risks and uncertainties are those set forth in Fresh Vine Wine’s (“Fresh Vine”) annual report on Form 10-K for the year ended December 31, 2023, and subsequently filed documents with the SEC. In addition to such risks and uncertainties, risks and uncertainties related to forward-looking statements contained in this blog post include statements relating to Fresh Vine’s business and the pursuit of Fresh Vine’s strategic options, including the proposed business combination with Amaze (the “Business Combination”). Actual results may differ materially from those indicated by such forward-looking statements as a result of various factors, including without limitation: (i) the risk that the Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of Fresh Vine’s securities; (ii) the failure to satisfy the conditions to the consummation of the Business Combination, including the adoption of the Business Combination Agreement by the stockholders of Fresh Vine; (iii) the receipt of certain governmental and regulatory approvals; (iv) the occurrence of any event, change or other circumstance that could give rise to the termination or abandonment of the Business Combination Agreement; (v) the potential effect of the announcement or pendency of the Business Combination on Amaze’s or Fresh Vine’s business relationships, performance and business generally, including potential difficulties in employee retention; (vi) risks that the Business Combination disrupts current plans and operations of Fresh Vine or Amaze; (vii) the outcome of any legal proceedings that may be instituted against Fresh Vine related to the Business Combination Agreement or the Business Combination; (viii) the risk that Fresh Vine will be unable to maintain the listing of Fresh Vine’s securities on NYSE American; (ix) the risk that the price of Fresh Vine’s securities, or the price of Pubco Common Stock following the closing, may be volatile due to a variety of factors, including changes in the competitive industries in which Fresh Vine or Amaze operates, variations in performance across competitors, changes in laws and regulations affecting Fresh Vine’s or Amaze’s business and changes in the capital structure; (x) the inability to implement business plans, forecasts, and other expectations after the completion of the Business Combination and identify and realize additional opportunities; (xi) the risk of changes in applicable law, rules, regulations, regulatory guidance, or social conditions in the countries in which Amaze’s customers and suppliers operate in that could adversely impact Amaze’s operations; (xii) the risk that Fresh Vine and/or Amaze may not achieve or sustain profitability; (xiii) the risk that Fresh Vine and/or Amaze will need to raise additional capital to execute its business plan, which may not be available on acceptable terms or at all; and (xiv) the risk that Fresh Vine and/or Amaze experiences difficulties in managing its growth and expanding operations. A further description of the risks and uncertainties relating to the business of Fresh Vine is contained in Fresh Vine’s most recent Annual Report on Form 10-K and its Quarterly Reports on Form 10-Q, as well as any amendments thereto reflected in subsequent filings with the SEC. Fresh Vine cautions investors not to place considerable reliance on the forward-looking statements contained in this blog post. You are encouraged to read Fresh Vine’s filings with the SEC, available at www.sec.gov, for a discussion of these and other risks and uncertainties. The forward-looking statements in this blog post speak only as of the date of this document, and Fresh Vine undertakes no obligation to update or revise any forward-looking statements as a result of new information, future events or changes in its expectations.

ADDITIONAL INFORMATION ABOUT THE TRANSACTION AND WHERE TO FIND IT

This communication is being made in respect of the proposed transaction between Fresh Vine and Adifex Holdings LLC, a Delaware limited liability company (“Company”), pursuant to which the Company and its future subsidiary Amaze will become subsidiaries of Fresh Vine, or its successor entity. In connection with the proposed transaction, Fresh Vine, or its successor entity, will file with the SEC a Registration Statement on Form S-4 that will include the Joint Proxy Statement of Fresh Vine and Company and a Prospectus of Fresh Vine, as well as other relevant documents regarding the proposed transaction. A definitive Joint Proxy Statement/Prospectus will also be sent to Fresh Vine stockholders and Company members.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND FRESH VINE, THE COMPANY AND AMAZE.

A free copy of the Joint Proxy Statement/Prospectus (when it becomes available), as well as other filings containing information about Fresh Vine, may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from Fresh Vine by accessing Fresh Vine’s website at www.ir.freshvinewine.com, by directing a request to Fresh Vine Stockholder Relations Manager, Mike Pruitt, at Fresh Vine via PO Box 78984 Charlotte, NC 28271, by calling 707.578.2238 or by sending an e-mail to mp@freshvinewine.com.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Participants in the Solicitation

Fresh Vine, Company, and Amaze and certain of their respective directors, executive officers or other members of management may be deemed to be participants in the solicitation of proxies from Fresh Vine’s stockholders and Company members in connection with the proposed transaction. Information regarding Fresh Vine’s directors and executive officers is contained in Fresh Vine’s definitive proxy statement on Schedule 14A, dated November 6, 2023 and in certain of its Current Reports on Form 8-K, which are filed with the SEC. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Joint Proxy Statement/Prospectus regarding the proposed transaction when it becomes available. Investors should read the Joint Proxy Statement/Prospectus carefully when it becomes available before making any voting or investment decisions.  Free copies of these documents may be obtained as described in the preceding paragraph.